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                                                                     Page 1 of 7

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                               SSP Solutions, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   784723 10 8
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                                 (CUSIP Number)

                                Marvin J. Winkler
                             c/o SSP Solutions, Inc.
                              17861 Cartwright Road
                                Irvine, CA 92614
                                 (949) 851-1085

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 22, 2004
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)




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CUSIP No. 784723 10 8                 13D                           Page 2 of 7

________________________________________________________________________________
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only).

         Marvin J. Winkler
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.       Source of Funds (See Instructions) OO
________________________________________________________________________________
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
         United States
________________________________________________________________________________
   NUMBER OF   7.   Sole Voting Power
   SHARES             94,234 (1)
 BENEFICIALLY  _________________________________________________________________
  OWNED BY     8.   Shared Voting Power
    EACH              5,702,654 (2)
   REPORTING   _________________________________________________________________
   PERSON      9.   Sole Dispositive Power
    WITH              94,234 (1)
               _________________________________________________________________
               10.  Shared Dispositive Power
                      5,702,654 (2)
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            5,796,888
________________________________________________________________________________
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11) 14.9% (3)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions) IN
________________________________________________________________________________

(1) Represents shares vested within 60 days after March 22, 2004 under employee stock options to purchase up to 226,250 shares.

(2) This reporting person is deemed to share voting and dispositive power over these shares with (i) JAW Lending, Inc., of which this reporting person is an executive officer and 50% shareholder, and (ii) JAW Financial, L.P., of which JAW Lending, Inc. is the general partner, and this reporting person and his spouse are the limited partners. This reporting person's spouse owns the remaining 50% of the outstanding shares of JAW Lending, Inc. In addition, voting power is shared with SAFLINK Corporation with respect to the proposed merger of SSP Solutions, Inc. with Spartan Acquisition Corporation, a subsidiary of SAFLINK Corporation, as contemplated by an Agreement and Plan of Merger and Reorganization ("Merger Agreement") dated March 22, 2004 among SSP Solutions, Inc., SAFLINK Corporation and Spartan Acquisition Corporation, which is filed as Exhibit 2.1 to the Current Report on Form 8-K of SSP Solutions, Inc., filed March 24, 2004.

(3) Calculated based on 38,816,398 shares outstanding or deemed outstanding as of March 29, 2004.



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CUSIP No. 784723 10 8                 13D                           Page 3 of 7

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only).

         JAW Financial, L.P.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions) OO
________________________________________________________________________________
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
         California
________________________________________________________________________________
  NUMBER OF    7. Sole Voting Power:  0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY               5,702,654 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON               0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                        5,702,654 (1)
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,702,654 (1)
________________________________________________________________________________
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11) 14.7% (2)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions) PN
________________________________________________________________________________

(1) This reporting entity is deemed to have shared voting and dispositive power over these shares with (i) JAW Lending, Inc., the general partner of this reporting entity; and (ii) Marvin J. Winkler, an executive officer and 50% shareholder of JAW Lending, Inc. In addition, voting power is shared with SAFLINK Corporation with respect to the proposed merger of SSP Solutions, Inc. with Spartan Acquisition Corporation, a subsidiary of SAFLINK Corporation, as contemplated by an Agreement and Plan of Merger and Reorganization ("Merger Agreement") dated March 22, 2004 among SSP Solutions, Inc., SAFLINK Corporation and Spartan Acquisition Corporation, which is filed as Exhibit 2.1 to the Current Report on Form 8-K of SSP Solutions, Inc., filed March 24, 2004.

(2)  Calculated based on 38,816,398 shares outstanding as of March 29, 2004.



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CUSIP No. 784723 10 8                 13D                           Page 4 of 7

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only).

         JAW Lending, Inc.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a) [_]
     (b) [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions) OO
________________________________________________________________________________
5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
         California
________________________________________________________________________________
   NUMBER OF   7.   Sole Voting Power: 0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY               5,702,654 (1)
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON               0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                        5,702,654 (1)
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,702,654(1)
________________________________________________________________________________
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11) 14.7% (2)
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions) CO
________________________________________________________________________________

(1) This reporting entity is deemed to have shared voting and dispositive power over these shares with (i) JAW Financial, L.P., the entity to which the shares were issued and in which this reporting person is the general partner; and (ii) Marvin J. Winkler, an executive officer and 50% shareholder of this reporting entity. In addition, voting power is shared with SAFLINK Corporation with respect to the proposed merger of SSP Solutions, Inc. with Spartan Acquisition Corporation, a subsidiary of SAFLINK Corporation, as contemplated by an Agreement and Plan of Merger and Reorganization ("Merger Agreement") dated March 22, 2004 among SSP Solutions, Inc., SAFLINK Corporation and Spartan Acquisition Corporation, which is filed as Exhibit 2.1 to the Current Report on Form 8-K of SSP Solutions, Inc., filed March 24, 2004.

(2)  Calculated based on 38,816,398 shares outstanding as of March 29, 2004.



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CUSIP No. 784723 10 8                 13D                           Page 5 of 7

         This Amendment No. 3 to Schedule 13D ("Amendment") amends the Schedule 13D ("Original Schedule 13D") filed by Marvin J. Winkler ("Winkler"), JAW Lending, Inc. ("JAW Lending") and JAW Financial, L.P. ("JAW Financial") on September 27, 2001, as previously amended January 16, 2003 and November 18, 2003. Winkler, JAW Lending and JAW Financial are sometimes collectively referred to herein as the "Reporting Persons."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended to reflect the information contained in Item 4 below regarding the source and amount of funds or other consideration involved in the transactions described in this Amendment.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is supplemented to reflect the occurrence of the following:

         On March 22, 2004, the Issuer entered into an Agreement and Plan of Merger and Reorganization ("Merger Agreement") providing for the merger of the Issuer with Spartan Acquisition Corporation, a wholly owned subsidiary of SAFLINK Corporation. If the transactions provided for in the Merger Agreement (the "Merger") are consummated, the Issuer will become a wholly owned subsidiary of SAFLINK Corporation, and each outstanding share of common stock of the Issuer will be converted into
         0.6 shares of common stock of SAFLINK Corporation. The common stock of the Issuer will then no longer be listed on the Nasdaq Stock Market, and will be eligible for termination of registration under the Securities Exchange Act.

         JAW Financial intends to make a gift of 80,000 shares of the Issuer's Common Stock to a third party.



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CUSIP NO. 784723 10 8                 13D                           PAGE 6 OF 7

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to reflect the following:

         (a) Winkler beneficially owns 5,796,888 shares of common Stock of the Issuer, which equals approximately 14.9% of the total 38,816,398 shares of common stock of the Issuer that are outstanding or deemed outstanding as of March 29, 2004. These include (i) 94,234 shares vested within 60 days after March 19, 2004 under employee stock options to purchase up to 226,250 Shares and (ii) 5,702,654 shares held by JAW Financial. Each of JAW Financial and JAW Lending beneficially owns 5,702,654 shares of common stock of the Issuer held by JAW Financial, which shares represent approximately 14.7% of the Total Shares.

         (b) Winkler has sole voting and dispositive power as to the 92,234 vested option shares and shares with JAW Financial, JAW Lending and SAFLINK Corporation voting power over the 5,702,654 shares of common stock of the Issuer held by JAW Financial. Winkler, JAW Financial and JAW Lending share dispositive power over such 5,702,654 shares. The voting power shared with SAFLINK Corporation relates solely to the proposed merger of SSP Solutions, Inc. with Spartan Acquisition Corporation, a subsidiary of SAFLINK Corporation.

         (c) None of the Reporting Persons has effected any transactions in the Issuer's common stock during the past 60 days except as described in Item 4 above, except that JAW Financial intends to make a gift of 80,000 shares of the Issuer's common stock to a third party.

         (d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the shares beneficially owned by the Reporting Persons, except that Winkler's spouse, Sheri Winkler, may receive proceeds as the legal owner of 50% of the outstanding shares of JAW Lending, Inc.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is amended to reflect the information contained in Item 4 above, together with the following:

         In connection with the Merger, JAW Financial, L.P. entered into a Stockholder Agreement with SAFLINK Corporation, pursuant to which JAW Financial, L.P. agreed to vote the shares of Common Stock of the Issuer held by it (i) in favor of approval of the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against any proposal for any recapitalization, merger, sale, of assets or other business combination (other than the Merger) between the Issuer and any person or entity other than SAFLINK Corporation and Spartan Acquisition Corporation. JAW Financial, L.P. further agreed, pursuant to such Stockholder Agreement, not to sell, exchange, pledge or otherwise dispose of or encumber the shares of common stock owned by it, other than as disclosed in Item 5 (c) above, or to make any offer or agreement relating thereto, at any time prior to the earlier of: (i) the effective time of the Merger or (ii) the termination of the Merger Agreement. Pursuant to such Stockholder Agreement, JAW Financial, L.P. irrevocably appointed the members of the board of directors of SAFLINK Corporation as its proxy to vote the shares of capital stock of the Issuer owned by it in accordance with JAW Financial, L.P.'s agreements as described above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended to include the following exhibit:

         Exhibit No.       Description
         -----------       -----------

         1 Agreement and Plan of Merger and Reorganization dated as of March 22, 2003, by and among SAFLINK Corporation, Spartan Acquisition Corporation and SSP Solutions, Inc.*

         2 Form of Voting Agreement, dated as of March 22, between SAFLINK Corporation and certain stockholders of SSP Solutions.*

         99 Joint Filing Agreement Pursuant To Rule 13d-1(k)(1) Under The Securities Exchange Act Of 1934, As Amended, among Marvin J. Winkler, JAW Financial, L.P. and JAW Lending, Inc.


         * Incorporated by reference to the 8-K filed by SSP on March 24, 2004.


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CUSIP No. 784723 10 8                 13D                           Page 7 of 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  April 1, 2004
          ---------------------------------------------------------------------
                                     (Date)

                      /s/ Marvin J. Winkler, an individual
          ---------------------------------------------------------------------
                                   (Signature)

          JAW Financial, L.P.

                By: JAW Lending, Inc., its general partner

                    By: /s/ Marvin J. Winkler, its president
          ---------------------------------------------------------------------
                                   (Signature)

          JAW Lending, Inc.

                    By: /s/ Marvin J. Winkler, its president
          ---------------------------------------------------------------------
                                   (Signature)